UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Acorn International, Inc.

(Name of Issuer)

Ordinary Shares*

American Depositary Shares

(Title of Class of Securities)

004854105**

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

*	Not for trading, but only in connection with the registration of American Depositary Shares each representing 3 ordinary shares.

**	This CUSIP applies to the American Depositary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 004854105	SCHEDULE 13G	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James Yujun Hu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 17,960,327[1]
6 SHARED VOTING POWER 0
7 SOLE DISPOSITIVE POWER 9,326,560[2]
8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,960,327
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.2%[3]
12	TYPE OF REPORTING PERSON* IN

[1]

Includes (i) 6,735,313 ordinary shares held by WiseSight Investment, Ltd., a company solely owned by Mr. James Yujun Hu; (ii) 2,591,247 ordinary shares issuable upon exercise of options and stock appreciation rights, or SARs, held by Mr. Hu; and (iii) 3,485,774 and 5,147,993 ordinary shares, the voting rights of which have been assigned to Mr. Hu by Mr. Robert W. Roche and SB Asia Investment Fund II L.P., respectively.

[2]

Includes (i) 6,735,313 ordinary shares held by WiseSight Investment, Ltd., a company solely owned by Mr. Hu and (ii) 2,591,247 ordinary shares issuable upon exercise of options and SARs held by Mr. Hu.

[3]

Based on 93,349,787 total shares, which includes (i) 90,758,540 outstanding ordinary shares as of December 31, 2007; and (ii) 2,591,247 ordinary shares issuable pursuant to options and SARs held by Mr. Hu.

CUSIP No. 004854105	SCHEDULE 13G	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WiseSight Investment, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 6,735,313
6 SHARED VOTING POWER 0
7 SOLE DISPOSITIVE POWER 6,735,313
8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,735,313
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.4%[4]
12	TYPE OF REPORTING PERSON* CO

[4]	Based on 90,758,540 outstanding ordinary shares as of December 31, 2007.

CUSIP No. 004854105	SCHEDULE 13G	Page 4 of 7 Pages

Item 1(a)	Name of Issuer:

Acorn International, Inc. (“Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:

12F, Xinyin Building, 888 Yishan Road, Shanghai 200233, People’s Republic of China

Item 2(a)	Name of Person Filing:

James Yujun Hu

WiseSight Investment, Ltd.

Item 2(b)	Address of Principal Business Office or, If None, Residence; Citizenship

James Yujun Hu c/o Acorn International Inc. 12F, Xinyin Building, 888 Yishan Road Shanghai 200233 People’s Republic of China

WiseSight Investment, Ltd. Romasco Place, Wickams Cay I P.O. Box 3140 Road Town Tortola, British Virgin Islands

Item 2(c)	Citizenship

James Yujun Hu - Canada

WiseSight Investment, Ltd. - British Virgin Islands

Item 2(d)	Title of Class of Securities:

Ordinary shares, par value US$0.01

American Depositary Shares

Item 2(e)	CUSIP Number:

004854105

Item 3.	Statement Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c):

Not applicable.

CUSIP No. 004854105	SCHEDULE 13G	Page 5 of 7 Pages

Item 4.	Ownership

	(a)	Amount Beneficially Owned:

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
James Yujun Hu	17,960,327 ordinary shares	19.2%[5]	17,960,327 ordinary shares	0	9,326,560 ordinary shares	0
WiseSight Investment, Ltd.	6,735,313 ordinary shares	7.4%[6]	6,735,313 ordinary shares	0	6,735,313 ordinary shares	0

WiseSight Investment, Ltd. is the record owner of 6,735,313 ordinary shares of the Issuer. Mr. Hu is the sole shareholder of WiseSight Investment, Ltd. Accordingly, Mr. Hu may be deemed to beneficially own all of the shares held by WiseSight Investment, Ltd.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

[5]

Based on 93,349,787 total shares, which includes (i) 90,758,540 outstanding ordinary shares as of December 31, 2007; and (ii) 2,591,247 ordinary shares issuable pursuant to options and SARs held by Mr. Hu.

[6]	Based on 90,758,540 outstanding ordinary shares as of December 31, 2007.

CUSIP No. 004854105	SCHEDULE 13G	Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. In addition, by signing below, the undersigned agrees that this Schedule 13G may be filed jointly on behalf of each of the Reporting Persons.

Dated: January 30, 2008

James Yujun Hu

/s/ James Yujun Hu

WiseSight Investment, Ltd.

By:	/s/ James Yujun Hu
Name:	James Yujun Hu
Title:	Director

CUSIP No. 004854105	SCHEDULE 13G	Page 7 of 7 Pages

LIST OF EXHIBITS

Exhibit No.	Description
A	Joint Filing Agreement